EXHIBIT 99.3

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-121901, 333-12064, 333-88172, 333-112755 and 333-149657 on Form S-8 and Nos.
333-104147, 333-13806, 333-145431 and 333-152119 on Form F-3, of our report, dated March 29, 2010, relating to the consolidated financial statements of Metalink Ltd. (the "Company") for the year ended December 31, 2009, (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the sale of the Company's principal line of business), appearing in this Report on Form 6-K of the Company.

By: /s/ Brightman Almagor Zohar & Co.
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Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel

April 21, 2010